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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Arkona, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
041268103
(CUSIP Number)
Eric D. Jacobs
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042
(516) 734-3600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	041268103	Page	2	of	11

1	NAMES OF REPORTING PERSONS: DealerTrack Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN 52-2336218

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

13,544,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,544,432

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

2

CUSIP No.	014268103	Page	3	of	11

1	NAMES OF REPORTING PERSONS: DA Acquisition Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

13,544,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,544,432

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

33.39%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

3

Item 1. Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (“Common Stock”), of Arkona, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 10757 South River Front Parkway, Suite 400, South Jordan, Utah 84095-3907.
Item 2. Identity and Background.
     This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), and its wholly-owned subsidiary, DA Acquisition Corp., a Delaware corporation (“MergerSub”). The address of the principal business and the principal office of DealerTrack and MergerSub is 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042. DealerTrack is a leading provider of on-demand software and data solutions for the automotive retail industry in the United States. MergerSub is a subsidiary of DealerTrack organized for the purpose of consummating the transactions described in this Schedule 13D.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of DealerTrack is set forth on Schedule A.
     During the last five years, neither DealerTrack nor, to the knowledge of DealerTrack, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On April 26, 2007, the Company, DealerTrack and MergerSub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which MergerSub will commence a tender offer (the

Page 4 of 11 Pages

“Offer”) to acquire (i) all of the issued and outstanding common stock (the “Common Shares”) of the Company at $1.38 per share (the “Common Stock Offer Price”) and (ii) all of the issued and outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Shares”) at $6.90 (the “Preferred Stock Offer Price”) in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, MergerSub will merge with and into Company (the “Merger”), whereupon MergerSub’s separate corporate existence will cease and Company will continue as the surviving corporation and as a wholly owned subsidiary of DealerTrack.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, DealerTrack and MergerSub entered into the Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger Agreement, with each of Alan Rudd, Richard Holland and Paul Henriod (each, a “Stockholder” and, collectively, the “Stockholders”). Pursuant to the Tender and Support Agreement, each Stockholder has agreed to exercise his options and warrants and tender his Common Shares in the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms. The Stockholders beneficially own 13,544,432 Common Shares.
     Each Stockholder, pursuant to the Tender and Support Agreement, granted to each of DealerTrack and MergerSub an irrevocable option to purchase any or all of the Common Shares held by such Stockholder and any or all Common Shares issued or issuable upon the exercise of any options or warrants, subject to the terms of the Tender and Support Agreement, for a purchase price equal to $1.38 per share in cash.
     In addition, pursuant to the Tender and Support Agreement, each of the Stockholders agreed to, at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) with respect to the Merger or the Merger Agreement or any adjournment thereof, vote and exercise all voting and related rights of such Stockholder of its beneficially held Common Shares in favor of the adoption by the Company of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.
     Shared dispositive power with respect to the Common Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Support Agreement. DealerTrack has

Page 5 of 11 Pages

not expended any funds in connection with the execution of the Tender and Support Agreement, except for the transaction expenses (funded from DealerTrack’s working capital) otherwise to be incurred in connection with the Offer and the Merger.
     The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 2.1 to DealerTrack’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2007. A copy of the Tender and Support Agreement is attached as Exhibit 2.2 to DealerTrack’s Current Report on Form 8-K filed with the SEC on April 27, 2007.
Item 4. Purpose of Transaction.
     As described in Item 3 above, this Schedule 13D is being filed in connection with the Tender and Support Agreement between DealerTrack, MergerSub and the Stockholders.
     As promptly as practicable after the date of the Merger Agreement, MergerSub will commence the Offer. If the Offer is consummated, DealerTrack will be entitled to designate a number of persons to the Company’s Board of Directors that reflects DealerTrack’s proportionate voting interest in the Company. Subject to the satisfaction or waiver of the conditions set forth in the Offer, after consummation of the Offer, DealerTrack shall cause the Merger to occur. Upon the consummation of the Merger, (i) the Company will become a wholly-owned subsidiary of DealerTrack and (ii) each Common Share and Preferred Share which has not been purchased pursuant to the Offer will be converted into the right to receive the Common Stock Offer Price and Preferred Stock Offer Price, respectively, subject to certain exceptions more fully described in the Merger Agreement.
     From and after the effective time of the Merger and pursuant to the Merger Agreement, the directors and officers of MergerSub immediately prior to the effective time shall be the initial directors and officers, respectively, of the Company, each to hold office in accordance with the terms of the certificate of incorporation and the by-laws of the Company.
     Following the Merger, the Common Shares will no longer be traded on the Over the Counter Bulletin Board, there will be no public market for the Common Shares and registration of the Common

Page 6 of 11 Pages

Shares under the Exchange Act will be terminated.
     Except as set forth in this Schedule 13D and in connection with the Merger described above, DealerTrack has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest In Securities of the Issuer.
     (a) and (b) Other than those Common Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, DealerTrack has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Common Shares. As a result of the Tender and Support Agreement, DealerTrack may be deemed to have the right to acquire up to 13,544,432 Common Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, DealerTrack may be deemed to be the beneficial owner of such 13,544,432 Common Shares. All Common Shares that may be deemed to be beneficially owned by DealerTrack constitute approximately 33.39% of the issued and outstanding Common Shares (assuming the conversion of all outstanding Series B Preferred Stock of the Company) as of April 26, 2007 (as represented by the Company in the Merger Agreement).
     DealerTrack (i) is not entitled to any rights as a stockholder of Company as to the Common Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement, and (ii) disclaims all beneficial ownership of such Common Shares.
     Except as set forth in this Item 5(a), none of DealerTrack and, to the knowledge of DealerTrack, any persons named in Schedule A beneficially owns any Common Shares.
     (c) Except for the agreements described above, to the knowledge of DealerTrack, no transactions in the class of securities reported have been effected during the past 60 days by DealerTrack, MergerSub or any person named in Schedule A.
     (d) To the knowledge of DealerTrack, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
     (e) Inapplicable.

Page 7 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for the agreements described above, to the knowledge of DealerTrack, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated April 26, 2007, by and among Arkona, Inc., DealerTrack Holdings, Inc., and DA Acquisition Corp. (incorporated by reference to Exhibit 2.1 to DealerTrack’s Current Report on Form 8-K filed with the SEC on April 27, 2007).

99.2	Tender and Support Agreement, dated April 26, 2007, by and among DealerTrack Holdings, Inc., DA Acquisition Corp., and the Stockholders (incorporated by reference to Exhibit 2.2 to DealerTrack’s Current Report on Form 8-K filed with the SEC on April 27, 2007).

Page 8 of 11 Pages

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 30, 2007

DealerTrack Holdings, Inc.
By:	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	Chairman, President and Chief Executive Officer

DA Acquisition Corp.
By:	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	President

Page 9 of 11 Pages

EXHIBIT 1
to
SCHEDULE 13D
JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)
     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
Dated: April 30, 2007

DealerTrack Holdings, Inc.
By:	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	Chairman, President and Chief Executive Officer

DA Acquisition Corp.
By:	/s/ Mark O’Neil
	Name:	Mark O’Neil
	Title:	President

Page 10 of 11 Pages

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of DealerTrack Holdings, Inc. and DA Acquisition Corp. are set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 1111 Marcus Avenue, Suite M04, Lake Success, NY 11042. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with DealerTrack Holdings, Inc. or DA Acquisition Corp., as applicable. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.
DealerTrack Holdings, Inc.

Name	Present Principal Occupation or Employment
Directors

Mark F. O’Neil	Chairman of the Board, President and Chief Executive Officer
James David Power III	Founder, J.D. Power and Associates
Howard L. Tischler	Group President, First Advantage Dealer Services, First Advantage Corporation
Steven J. Dietz	Partner, GRP Management Services, Inc.
John J. McDonnell, Jr.	Founder and former CEO, TNS, Inc.
Mary Cirillo-Goldberg	Advisor, Hudson Ventures
Thomas R. Gibson	Former Chairman, Asbury Automotive Group
Thomas F. Gilman	Founder, CEO Solutions LLC

Executive Officers
(Who Are Not Directors)

Robert J. Cox III	Senior Vice President, Chief Financial Officer and Treasurer
John A. Blair	Chief Executive Officer — Automotive Lease Guide (alg), Inc.
Charles J. Giglia	Senior Vice President, Chief Information Officer — DealerTrack, Inc.
Ana M. Herrera	Senior Vice President, Human Resources — DealerTrack, Inc.
Eric D. Jacobs	Senior Vice President, General Counsel and Secretary
Richard McLeer	Senior Vice President, Strategy and Development — DealerTrack, Inc.
Raj Sundaram	Senior Vice President, Dealer Solutions — DealerTrack, Inc.
David P. Trinder (1)	Senior Vice President, Network Solutions — DealerTrack, Inc.
Rick G. Von Pusch	Senior Vice President, Customer Development and Retention — DealerTrack, Inc.

(1)	David P. Trinder is a citizen of the Republic of South Africa
DA Acquisition Corp.

Name	Present Principal Occupation or Employment
Directors
Mark F. O’Neil	Sole Director of DA Acquisition Corp.; Chairman of the Board, President and Chief Executive Officer of DealerTrack Holdings, Inc.

Executive Officers
(Who Are Not Directors)

Robert J. Cox III	Treasurer of DA Acquisition Corp., Senior Vice President, Chief Financial Officer and Treasurer of DealerTrack Holdings, Inc.
Eric D. Jacobs	Secretary of DA Acquisition Corp., Senior Vice President, General Counsel and Secretary of DealerTrack Holdings, Inc.

Page 11 of 11 Pages